Exhibit 99.1

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. Actual results could differ materially from these forward-looking statements. Neither Safe-T Ltd. (hereinafter the “Company” or “Safe-T”) nor NetNut Ltd. (hereinafter “NetNut”) undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties, which may affect such forward-looking statements, please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

The unaudited combined condensed pro forma statement of profit or loss combine the historical consolidated statement of profit or loss of the Company and the statement of profit or loss of NetNut as if the merger between these two entities had occurred on January 1, 2019. The transaction is to be accounted for as a business combination with the Company identified as the accounting acquirer. The allocation of the purchase price in the merger as reflected in these pro forma combined condensed financial statements has been based upon estimates of the fair value of assets acquired and liabilities assumed as of the date of merger. The cash portion of the acquisition consideration was financed by an aggregate of $6 million convertible loan and warrants, which have been included as a pro forma adjustment.

The unaudited pro forma combined condensed financial statements are not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of the Company, which are included in the Company’s Annual Report on Form 20-F filed on March 31, 2020, and NetNut’s financial statements as of December 31, 2018, which are included in the Company’s Report on Form 6-K filed on September 12, 2019.

On October 21, 2019, the Company effected a 20-for-1 reverse split of its share capital. No adjustment was made to the number of ordinary shares underlying each ADS of the Company, and each ADS continues to represent 40 of the Company’s ordinary shares, no par value. All descriptions of our share capital in this unaudited pro forma combined condensed financial statements, including share amounts and per share amounts, are presented after giving effect to the reverse split.

Unaudited Pro Forma Combined Condensed Statement of Profit or Loss
For the year ended December 31, 2019
(U.S. dollars in thousands, except per share data)

	Safe-T	NetNut For the period from January 1, 2019 to June 12, 2019	Adjustments	Note	Pro Forma
Revenues	3,284	1,226	-		4,510
Cost of revenues	1,889	299	433	(1),(2)	2,621
Gross profit	1,395	927	(433)		1,889

Operating expenses:
Research and development expenses	2,485	95	-		2,580
Selling and marketing expenses	3,783	517	15	(1)	4,315
General and administrative expenses	3,757	294	(422)	(3)	3,629
Impairment of goodwill	1,002	-	-		1,002
Contingent consideration measurement	159	-	-		159
	11,186	906	(407)		11,685

Operating income (loss)	(9,791)	21	(26)		(9,796)

Financial expenses, net	(3,184)	(91)	(819)	(4),(5)	(4,094)

Loss before taxes on income	(12,975)	(70)	(845)		(13,890)
Tax benefits (taxes on income)	(23)	-	97	(6)	74
Net loss for the year	(12,998)	(70)	(748)		(13,816)

Loss per share (in dollars):
Basic	(0.96)			(7)	(0.91)
Diluted	(1.03)			(8)	(0.94)
Weighted average number of shares outstanding used to compute (in thousands):
Basic	13,599			(7)	15,150
Diluted	14,020			(8)	15,997

See Notes to Unaudited Pro forma Combined Condensed Financial Statements

Notes to Unaudited Pro Forma Combined Condensed Statement of Profit or Loss

On April 4, 2019, the Company entered into a Share and Asset Purchase Agreement with NetNut, pursuant to which the Company will acquire all (100%) of the outstanding share capital of NetNut (“Purchased Shares”), a private Israeli company, in the business proxy network solution industry, and certain assets of DiViNetworks Ltd. (“DiVi”), NetNut’s controlling shareholder, which its assets are required for the ongoing operations of NetNut (the “Purchased Assets”). The transaction closed on June 12, 2019.

In consideration for the Purchased Shares, the Company shall pay NetNut’s shareholders:

-	An amount equal to $3,400,000 (the “Initial Shares Purchase Price”), out of which (i) $1,615,00 was paid on closing in immediate funds (in addition to an amount of $250,000 down payment paid by the Company upon signing of Share and Asset Purchase Agreement); (ii) $175,000 was deposited in escrow; and (iii) $1,360,000 was paid by issuance of 1,217,370 Ordinary Shares of the Company (based on NIS 0.2031 which is a per share 30-day average price of the Company’s shares on Tel Aviv Stock Exchange Ltd. (the “TASE”) prior to the date on which the Share and Asset Purchase Agreement was signed (the “Initial Consideration PPS”)). The parties agreed that the Initial Shares Purchase Price may be increased or decreased on a dollar-for-dollar basis in the event NetNut has a negative working capital on the date of the closing. Accordingly, the consideration was decreased by $233,000 representing the working capital adjustment repaid to the Company;

-	An amount of up to $5,000,000 payable in contingent consideration (the “EarnOut Amount”), will be paid and distributed to the shareholders of NetNut upon NetNut achieving certain revenue milestones in 2019, hence, the payment of the payable EarnOut Amount will be deferred to the time when the Company’s financial results for the year 2019 are published (the “2019 Financial Statements”). The Company, at its sole discretion, may elect to pay up to fifty percent (50%) of the EarnOut Amount in Ordinary Shares (the “EarnOut Shares”), provided that in any event, the amount of the EarnOut Shares will not exceed 2,237,814 Ordinary Shares (representing a quotient of half of the maximum EarnOut Amount [i.e. $2,500,000] divided by the Initial Consideration PPS).

In consideration for the sale, delivery, transfer and assignment of the Purchased Assets, the Company paid DiVi at closing:

An aggregate amount equal to $6,300,000 (the “Assets Purchase Price”). The Assets Purchase Price was paid as follows:

-	An amount equal to $3,455,000 payable at closing in immediately payable funds;

-	An amount equal to $325,000 was deposited in escrow;

-	An amount equal to $2,520,000, payable at closing in Ordinary Shares, issued at a per share price equal to the Initial Consideration PPS, i.e. 2,255,717 Ordinary Shares.

In connection with the transaction, the Company has agreed to pay to certain finders of the transaction a fee equal to the sum of 3% of the total purchase price of the transaction. The Company has elected to pay up to 50% of such fee in equity securities of the Company. Accordingly, the Company incurred transaction costs amounting to approximately $312,000 that were charged to profit or loss within “general and administrative expenses.”

The unaudited pro forma combined statement of profit or loss gives effect to the merger between the Company and NetNut as if it had occurred on January 1, 2019. The unaudited pro forma combined condensed statements of profit or loss do not include any non-recurring charges, directly attributable to the merger.

Adjustments to unaudited combined condensed pro forma statement of profit or loss:

1)

Amortization and depreciation of assets acquired in connection with the merger.

Intangible assets are amortized on a straight-line basis over the following number of years:

Technology and suppliers’ relations - amortized over 5 years.

Customer relations: amortized over 7.5 years.

Tangible assets are depreciated on a straight-line basis over the following number of years:

Servers: depreciated over 2 years.

2)	Add back of NetNut historical intangible assets amortization.

3)	Add back of transaction costs.

4)	Estimated additional interest expense at 8% per annum due to convertible debentures issued to third parties in connection with the merger.

5)

Amortization of unrecognized day 1 loss related to the issuance of convertible debentures and detachable warrants in connection with the merger.

No adjustments were made to reflect the hypothetical fair value changes in these financial instruments measured at fair value through profit or loss, had they been assumed on January 1, 2019.

Total unrecognized day 1 loss and amortization period for each instrument is as follows:

Convertible debentures: $5,836,000 amortized over 1.5 years.

Warrants: $2,536,000 amortized over 5 years.

6)	Reflects the tax effect of the pro forma adjustments, using the applicable tax rates.

7)	The calculation of the weighted average number of shares for pro forma basic loss per share gives effect to the issuance of 3,473,087 Company ordinary shares in the transaction assuming these were issued on January 1, 2019.

8)	The calculation of the weighted average number of shares for pro forma diluted loss per share does not gives effect to the potential issuance of Company ordinary shares in connection with the convertible debentures, certain detachable warrants and green-shoe option, since their effect is anti-dilutive.

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